AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

March 29, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Request for Selective Review and Template Filing Relief
Pacific Funds Series Trust – Pacific Funds Short Duration Income
(File Nos. 333-61366, 811-10385)

Dear Sir or Madam:

On behalf of Pacific Funds Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment (“PEA”) No. 131 (File No. 333-61366) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 135 to the Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”), was filed pursuant to Rule 485(a) under the Securities Act on February 9, 2017. The Amendment related to Pacific Funds Short Duration Income (the “Fund”), an existing series of the Trust, and was filed primarily for the purpose of registering a new share class, Class T, of the Fund. The Amendment also disclosed variations in sales load waivers and discounts that would apply to investors that purchase shares through Merrill Lynch (the “Intermediary”). The Amendment is intended to be used as the prototype amendment for other series of the Trust pursuant to Rule 485(b)(1)(vii) under the Securities Act, and does not raise novel or complex issues of law or policy.

Selective Review Request: Pursuant to SEC Release No. 33-6510/IC-13768 (February 15, 1984), the Administrator on behalf of the Trust respectfully requested selective review of the Amendment limited to the template disclosure relating to the new class (Class T) of the Fund, and also the template disclosure in an appendix to the prospectus (and certain other related disclosure) regarding variations in sales load waivers and discounts that would apply to investors that purchase certain classes of shares through the Intermediary, along with the change described below that is specific to the Fund. Selective review was requested to expedite the review process for the Registrant as well as use the Staff’s time more effectively.

Pacific Fund Series Trust – Request for Selective Review and Template Filing Relief

March 29, 2017

Consistent with IM Guidance Update 2016-06 (Mutual Fund Fee Structures), the Registrant states the following with respect to the Amendment:

•	The disclosure set forth in this filing is substantially similar to the disclosure contained in the registration statement previously reviewed by the Commission staff in PEA No. 126 (File No. 333-61366) to the Trust’s Registration Statement on Form N-1A (as filed on May 6, 2016), other than the template filing changes noted above as well as a change specific to the Fund to add investments to the principal investment strategy of the Fund and related principal risk: Mortgage-Related and Other Asset-Backed Securities Risk;

•	The material changes in this filing are limited to the addition of Class T shares of the Fund and the disclosure in an appendix to the prospectus (and certain other related disclosure) regarding possible variations in sales load waivers and discounts (the “Template Disclosures”) and the change specific to the Fund described above; and

•	The Registrant believes that no area of the filing warrants particular attention.

Information that was not available at the time of the filing will be added in a Rule 485(b) filing prior to the effective date. As the facing sheet indicated, PEA No. 131 is scheduled to become effective sixty (60) days after filing. No fees were required in connection with this filing.

A courtesy copy of the comprehensive comparison document (blackline) was sent to you showing changes made to implement the Template Disclosures.

Template Filing Relief Request: On behalf of the Trust, the Registrant hereby requests permission pursuant to Rule 485(b)(1)(vii) of the Securities Act to implement the Template Disclosures through filings made pursuant to Rule 485(b) or Rule 497 of the Securities Act for the Funds listed on Schedule A (the “Replicate Filings”), consistent with IM Guidance Update 2016-06 and the subsequent Frequently Asked Questions on IM Guidance Update 2016-06 issued by the staff.

In connection with this request, the Registrant makes the following representations:

•	The disclosure changes in the Template filing are substantially identical to disclosure changes that will be made in the Replicate Filings;

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon; and

•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) of the Securities Act.

A courtesy copy of the draft proposed responses and disclosure revisions in response to the staff’s comments on the Amendment will be sent to you for your review of this request.

Pacific Fund Series Trust – Request for Selective Review and Template Filing Relief

March 29, 2017

If you have any questions or further comments regarding this matter, please contact me.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP (w/o attachment)

Pacific Fund Series Trust – Request for Selective Review and Template Filing Relief

March 29, 2017

SCHEDULE A

The following funds (and share classes of the funds) are all series of Pacific Funds Series Trust (File No. 333-61366) that intend to rely on the Template filing relief. The share classes noted are listed next to the fund name.

1.	Pacific Funds Portfolio Optimization Conservative (Classes A, B, C, R, Advisor Class)

2.	Pacific Funds Portfolio Optimization Moderate-Conservative (Classes A, B, C, R, Advisor Class)

3.	Pacific Funds Portfolio Optimization Moderate (Classes A, B, C, R, Advisor Class)

4.	Pacific Funds Portfolio Optimization Growth (Classes A, B, C, R, Advisor Class)

5.	Pacific Funds Portfolio Optimization Aggressive-Growth (Classes A, B, C, R, Advisor Class)

6.	Pacific Funds Core Income (Classes A, C, I, P, Advisor Class)

7.	Pacific Funds Strategic Income (Classes A, C, I, Advisor Class)

8.	Pacific Funds Floating Rate Income (Classes A, C, I, P, Advisor Class)

9.	Pacific Funds Limited Duration High Income (Classes A, C, I, Advisor Class)

10.	Pacific Funds High Income (Classes A, C, I, P, Advisor Class)

11.	Pacific Funds Diversified Alternatives (Classes A, C, Advisor Class)

12.	Pacific Funds Large-Cap (Classes A, C, S, P, Advisor Class, Investor Class)

13.	Pacific Funds Large-Cap Value (Classes A, C, S, P, Advisor Class, Investor Class)

14.	Pacific Funds Small/Mid-Cap (Classes A, C, S, P, Advisor Class, Investor Class)

15.	Pacific Funds Small-Cap (Classes A, C, S, P, Advisor Class, Investor Class)

16.	Pacific Funds Small-Cap Value (Classes A, C, S, P, Advisor Class, Investor Class)

17.	Pacific Funds Small-Cap Growth (Classes A, C, S, P, Advisor Class, Investor Class)